

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2024

Michael Seifert
Chief Executive Officer
PSQ Holdings, Inc.
250 S. Australian Avenue, Suite 1300
West Palm Beach, FL 33401

      Re: PSQ Holdings, Inc.
          Registration Statement on Form S-3
          Filed October 28, 2024
          File No. 333-282847

Dear Michael Seifert:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cara Wirth at 202-551-7127 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Mike Bradshaw